UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Jetoptera, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 1, 2015

Physical address of issuer
144 Railroad Avenue, Suite 100, Edmonds, Washington 98020

Website of issuer
www.jetoptera.com

Current number of employees and independent contractors
4

FG:54292107.3

Financial information

	Most recent fiscal year-end (December 31, 2020)	Prior fiscal year-end (December 31, 2019)
Total Assets	$1,993,898.99	$1,418,031.94
Cash & Cash Equivalents	$720,939.28	$57,163.23
Accounts Receivable	$29,927.00	$0.00
Short-term Debt	$4,864,423.54	$3,424,260.35
Long-term Debt	$232,326.71	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$2,080.00	$0.00
Net Income	($1,096,622.85)	($1,824,036.38)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Jetoptera, Inc.
(Issuer)

DocuSigned by:

Andrei T Evulet

244358EDAE8849A...
(Signature)

Andrei Evulet, CEO
(Name, Title)

April 30, 2021

FORM C-AR

Jetoptera, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Jetoptera, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at Jetoptera.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

FG:54292107.3

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward- looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward- looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

FG:54292107.3

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Jetoptera, Inc. (the "Company") is a Delaware corporation, formed on June 1, 2015.

The Company is located at 144 Railroad Avenue, Suite 100 in Edmonds, Washington 98020.

The Company's website is www.jetoptera.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Jetoptera aims to be the platform for a new generation of air mobility. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers. The Company also plans to partner with the U.S. military and domestic and foreign companies, including OEMs, large aircraft manufacturers, and military contractors, to build and obtain FAA certification for unmanned and manned aircraft utilizing the Company's patented technology.

RISK FACTORS

Risks Related to the Company's Business and Industry

Lack of operating history, revenues and financial information.
The Company has been in operation for approximately five (5) years, is in a critical stage of its operations, and is still an "emerging company" in all respects and is subject to all of the risks inherent to the establishment of a new business enterprise, including the absence of a profitable operating history. The likelihood of success of the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company will operate. There can be no assurance that the future revenues of the Company will be sufficient to establish the Company as a going concern or that the Company will become profitable in the future.

Our business plan, operations and financial projections are subject to uncertainty.
The Company's ability to adhere to the Business Plan will depend upon a variety of factors, many of which are beyond the Company's control. Likewise, the Company's executive management team is not bound to follow the Business Plan, and may elect to adopt other strategies and courses of action based upon changes in circumstances and/or market conditions. The financial projections set forth in the Business Plan are based upon subjective estimates of future operating results which the Company's management believes the Company may be able to achieve. Such financial projections merely represent an illustration of financial results which the executive management team believes could be achieved based upon their assumptions which may or may not occur, and many of which are beyond the Company's control. No assurances or representations can be given or, indeed, should be assumed by any investor, that the actual results of the Company's operations will conform in any material manner to the financial projections set forth in the Business Plan for any or all of the indicated years. The Company might not have enough liquidity to execute its entire Business Plan until the end of 2021. Neither the Company nor the Board or the executive management team can or will individually warrant or guarantee the existence of any fact, assumption or projection set forth in the Business Plan.

The Company's success depends on its ability to obtain and effectively protect its intellectual property.
Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. The Company's success will depend, in large part, on its ability in the future to obtain (1) patent protection for its patentable intellectual property and otherwise protect trade secrets, intellectual property rights and other proprietary information; and (2) obtain trademark registrations in connection with the development of the Jetoptera brand. Protecting and enforcing the Company's intellectual property and other proprietary rights may be expensive, and there is no assurance that such protection and enforcement will be successful. If the Company is unable for any reason to adequately protect its intellectual property and other proprietary rights, competitors may manufacture and market products similar to the Jetoptera system. The Company has taken appropriate steps to protect its IP. The Company intends to continue to protect its IP by filing multiple patent applications and trademark applications in an effort to obtain patent protection and trademark registrations, respectively, and by entering into restrictive agreements with suppliers, employees, contractors and consultants. It is possible that the Company's rights to the intellectual property will be infringed or misappropriated and/or that such agreements will be breached and the Company will not have adequate remedies to prohibit such breaches or provide monetary relief for losses incurred as a result of such breaches. The Company has no reason to believe that the execution of the Business Plan does or would infringe upon the intellectual property rights of third parties. However, the Company is not certain that its trade secrets, trademarks, and other intellectual property rights will not infringe and no formal infringement analysis has been conducted. Any such infringement could result in liability to the Company and restrictions or prohibitions regarding the marketing of the Jetoptera system which could have a material adverse effect on the Company's business and results of operations. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties' proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non- infringing or to cease production of such products altogether.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise

could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our business is subject to FAA regulations.

The Jetoptera system is subject to regulations of the Federal Aviation Administration (the "FAA") and may require various approvals from the FAA in connection with the trials and subsequent development, production, marketing and sales and otherwise be required to continue to comply with applicable federal and state regulatory requirements and standards. The Company may be forced to withdraw the Jetoptera system from the market if regulatory concerns arise with respect to its use or if the Jetoptera system or such use otherwise fails to comply with such applicable regulatory requirements and standards. As of the date hereof, the FAA has not passed any regulations to allow the operation of unmanned aerial systems weighing more than 55 lbs. in the U.S. for commercial usage and profit without a certification under Section 333 of the FAA Modernization and Reform Act of 2012. This could affect sales and revenue if our customers cannot obtain permission under a Section 333 exemption to operate any unmanned aerial vehicles weighing more than 55 lbs. for their business practice. If the consumers are unable to obtain a Section 333 exemption from the FAA or withstand the application process, this may negatively affect commercial usage of the Jetoptera system, which will adversely disrupt our operations and overall sales. Furthermore, FAA Part 107 regulations governing the commercial operations of drones weighing less than 55 lbs. significantly limit the uses of small drones (e.g., no flights beyond line of sight). These limitations may not be relaxed over time, they may in fact become more restrictive, and they may adversely affect the overall size of the market for our products.

Our business is also subject to various other governmental regulations.

If we do not receive the governmental approvals necessary for the sales or export of our products, or if our products are not compliant in other countries, our sales may be negatively impacted. Similarly, if our suppliers do not receive government approvals necessary to export their products or designs to us, our revenues may be negatively impacted and we may fail to implement our growth strategy. A license may be required in the future to initiate marketing activities. We may also be required to obtain a specific export license for any hardware exported. We may not be able to receive all the required permits and licenses for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may be negatively impacted. In addition, if government approvals required under these laws and regulations are not obtained, or if authorizations previously granted are not renewed, our ability to export our products could be negatively impacted, which may have a negative impact on our revenues and a potential material negative impact on our financial results.

We rely on other companies to provide major components, and subsystems for our products.

We will depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component or subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

Once we distribute our products in consumer markets, these events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our facility, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for aviation products and may also result in increased safety and security costs for us and the commercial aviation industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the aviation industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the commercial aviation industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other commercial aviation industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Andrei Evulet (CEO, CTO and President, 06/01/2015 – present), Denis Dancanet (COB, 06/01/2015 – present), Simina Farcasiu (CFO, 06/01/2015-present) and Todd Newton (VP Business Development, 06/17/2019 – present) of the Company. The Company has entered or intends to enter into employment agreements with Andrei Evulet, Denis Dancanet, and Todd Newton, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Andrei Evulet, Denis Dancanet, Todd Newton or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us

7

could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Andrei Evulet, Denis Dancanet, and Todd Newton in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Andrei Evulet, Denis Dancanet, or Todd Newton die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Energy costs, such as the price of oil and refined products, are an important operating expense for users of our products. The cost of energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Many of our customers may not commit to long-term production schedules, which would make it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Our customers may not commit to firm production schedules. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we may rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales may make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we may order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

In addition, our supply agreements may require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could

10

subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may be subject to litigation despite compliance with regulations and industry standards.

We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our products comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.

Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our

11

competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We own or are licensed under a large number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights.

Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

We believe that increasingly stringent environmental standards for emissions have required and will continue to require the Company to expend significant resources.

If environmental standards for emissions continue to become more stringent we will be required to institute the proper procedures and utilize the mandated equipment in order to comply, which will require significant expenditures. In addition, the adoption of any new standards beyond our expectations will require expenditures in excess of what we have budgeted and could negatively affect our business and operations.

International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.

International conflicts such as the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our aviation business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products such as flying cars, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

The Company's operations and revenue have been negatively impacted by the COVID-19 pandemic.

Any outbreak of contagious diseases, and other adverse public health developments, could have a material and adverse effect on our business operations. The outbreak of respiratory illness caused by a novel coronavirus referred to as COVID-19 has had a material adverse effect on our business operations which remains ongoing. At this time, the extent of the effect is uncertain. The COVID-19-related governmental orders, prohibitions on certain public gatherings, rise in unemployment, and related economic fallout have an ongoing negative effect on our business operations, the extent of which is currently unknown. If these orders and governmental prohibitions are not rescinded timely, the Company could be unable to continue as a going concern. Even if rescinded, the public may not have confidence in the safety of public gathering, hiring caregivers, and traveling, which may have a material adverse effect on the demand for our products and our business operations as a whole.

FG:54292107.3

We have not prepared any audited financial statements.
While we have disclosed our unaudited financial statements, we do not have audited financial information regarding the Company's capitalization or assets or liabilities, which may make it more difficult for you to assess the financial health of our Company.

BUSINESS

Description of the Business

Jetoptera aims to be the platform for a new generation of air mobility. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers. The Company also plans to partner with the U.S. military and domestic and foreign companies, including OEMs, large aircraft manufacturers, and military contractors, to build and obtain FAA certification for unmanned and manned aircraft utilizing the Company's patented technology.

Business Plan

The Company is targeting the military market first, reaching out directly to the United States Army, Air Force, Navy, and Marine Corps. First, we hope to receive funding, initially for R&D, and later to win contracts. We will target several defense aerospace companies that have existing programs of record with the U.S. government. We aim to establish teaming agreements with them, where we provide the propulsion system, and they build the airframe. We will also target commercial logistics providers about setting up pilot programs. Finally, we aim to build a manned prototype and certify it in conjunction with propulsion and airframe partners. We expect the majority of our business to be commercial over time.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
J-55	Small drone (under 55 lbs.), turbojet power, 250mph	Military
FPS Glider	Fluidic propulsion-powered glider, short takeoff, high altitude	Military

The 350 lb. class FPS (J-330 Aircraft) is currently under development. The Company plans to use additional sources of funding to help complete it and bring it to market. It is a VTOL-capable drone using fluidic propulsion and capable of carrying roughly 50-100 lb. in cargo.

Jetoptera's marketing strategy for the current products has focused on targeted, direct outreach to largescale customers, including aircraft manufacturers, the U.S. military, and military contractors. We also use strategic partners and suppliers.

Jetoptera plans to introduce additional products in the coming years, including high-speed VTOL, 500, 1000, 2000, and 4000 lb. class FPS vehicles. The J-2000 and J-4000 are intended to be two-seat and four-seat flying vehicles respectively. Additional intended products include short take-off and landing vehicles with our FPS integrated into the wings as well as the licensing of our FPS system to third-party manufacturers.

Competition

Given Jetoptera's technology and business model, there are several areas in which to consider competition: propulsion, unmanned, and manned aircraft. In the area of propulsion, the Company's primary competitors are electric and hybrid electric approaches using batteries, electric motors and many propellers. In the area of unmanned aircraft, the Company's competitors include defense aerospace companies, such as Kratos®. In the area of manned aircraft, among the Company's competitors are eVTOL companies such as Volocopter, Lilium, Beta, Archer and Joby Aviation.

Customer Base

The Company is pre-revenue. We have won a subcontractor position on an Army SBIR series that is transitioning to a Phase II development. We have also secured two STTR Phase I contracts, and plan to transition those into a combined SBIR Phase II by fall of 2021. Thus far, we have entered into a cooperative research development agreement with the U.S. Navy to fly payloads for their organization. We hope to begin having military sales of the J-55, powered parafoil propulsion systems as well as military funding for the 350 lb. class FPS, the J-330, and larger propulsion systems and aircraft in the next several months.

Intellectual Property

Jetoptera has 183 issued patents and pending patent applications worldwide.

Granted/Issued: 29
Allowed: 8
Pending (but not yet allowed): 146

Patents

Serial/Patent #	Title	Description
U.S. Pat No. 10,800,538	Ejector And Airfoil Configurations	A propulsion system coupled to a vehicle. The system includes an ejector having an outlet structure out of which propulsive fluid flows at a predetermined adjustable velocity. A control surface having a leading edge is located directly downstream of the outlet structure such that propulsive fluid from the ejector flows over the control surface. ***Issued Patent(s)** United States, China (People's Republic), and have validated in the European Patent Convention in the following countries: Czech Republic, Germany, Spain, France, United Kingdom, Italy, Poland, and Turkey ***Pending Applications** Australia, Brazil, Canada, Hong Kong, Israel, India, Japan, Republic of Korea

Serial/Patent #	Title	Description

U.S. Pat. No. 10,501,197	Fluidic Propulsive System	A propulsion system coupled to a vehicle. The system includes a convex surface, a diffusing structure coupled to the convex surface, and at least one conduit coupled to the convex surface. The conduit is configured to introduce to the convex surface a primary fluid produced by the vehicle. The system further includes an intake structure coupled to the convex surface and configured to introduce to the diffusing structure a secondary fluid accessible to the vehicle. The diffusing structure comprises a terminal end configured to provide egress from the system for the introduced primary fluid and secondary fluid. ***Issued Patent(s)** United States (Utility: 1 Issued), Japan (1 Allowed) ***Pending Applications** United States; Australia, Brazil, Canada, People's Republic of China, Hong Kong, European Patent Convention; Israel, Japan, Republic of Korea

Serial/Patent #	Title	Description
U.S. Pat. Nos. 10,207,812, 10,919,636, 10,934,011, 10,946,976 Design Patent No. D883899	Fluidic Propulsive System And Thrust And Lift Generator For Aerial Vehicles	A vehicle includes a main body and a gas generator producing a gas stream. At least one fore conduit and tail conduit are fluidly coupled to the generator. First and second fore ejectors are fluidly coupled to the at least one fore conduit. At least one tail ejector is fluidly coupled to the at least one tail conduit. The fore ejectors respectively include an outlet structure out of which gas from the at least one fore conduit flows. The at least one tail ejector includes an outlet structure out of which gas from the at least one tail conduit flows. First and second primary airfoil elements have leading edges respectively located directly downstream of the first and second fore ejectors. At least one secondary airfoil element has a leading edge located directly downstream of the outlet structure of the at least one tail ejector. ***Issued Patent(s)** United States (Utility: 4 Issued, 1 Allowed) ***Pending Applications** United States; Australia, Brazil, Canada, People's Republic of China, European Patent Convention; Hong Kong, India, Israel, Japan, Republic of Korea

Serial/Patent #	Title	Description
16/656,529 16/255,632	Micro-Turbine Gas Generator And Propulsive System	A propulsion system includes a first compressor in fluid communication with a fluid source. A first conduit is coupled to the first compressor, and a heat exchanger is in fluid communication with the first compressor via the first conduit. A second conduit is positioned proximal to the heat exchanger. A combustor is in fluid communication with the heat exchanger via the second conduit and is configured to generate a high-temperature gas stream. A third conduit is coupled to the combustor, and a first thrust augmentation device is in fluid communication with the combustor via the third conduit. The heat exchanger is positioned within the gas stream generated by the combustor. ***Pending Applications** United States (2); Australia, Brazil, Canada, European Patent Convention; Israel, Japan, Republic of Korea, Malaysia, New Zealand

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FG:54292107.3

Serial/Patent #	Title	Description
U.S. Pat. No.: 10,464,668	Configuration For Vertical Take-Off And Landing System For Aerial Vehicles	A vehicle; includes a main body. A fluid generator is coupled to the main body and produces a fluid stream. At least one fore conduit and at least one tail conduit are fluidly coupled to the generator. First and second fore ejectors are fluidly coupled to the fore conduit, coupled to the main body and respectively coupled to a starboard side and port side of the vehicle. The fore ejectors respectively comprise an outlet structure out of which fluid flows. At least one tail ejector is fluidly coupled to the tail conduit. The tail ejector comprises an outlet structure out of which fluid flows. A primary airfoil element is coupled to the tail portion. A surface of the primary airfoil element is located directly downstream of the first and second fore ejectors such that the fluid from the first and second fore ejectors flows over such surface. ***Issued Patent(s)** United States (1 Issued); EP (1 Allowed) ***Pending Applications** United States; Australia, Brazil, Canada, People's Republic of China, European Patent Convention; Hong Kong, India, Indonesia, Israel, Japan, Republic of Korea, Malaysia, and New Zealand

Serial/Patent #	Title	Description
16/685,551 16/701,034	Internal Combustion Engine Intake Power Booster System	An internal combustion engine includes an intake conduit fluidically coupled to ambient fluid and having an internal cross-sectional area and an engine cylinder fluidically coupled to the intake conduit. A fluidic amplifier is disposed within the intake conduit and is fluidically coupled to the ambient fluid and engine cylinder. The amplifier is further fluidically coupled to a source of primary fluid and is configured to introduce the primary fluid and at least a portion of the ambient fluid to the engine cylinder. ***Pending Applications** United States; Australia, Brazil, Canada, People's Republic of China, European Patent Convention; India, Indonesia, Israel, Japan, Republic of Korea, Malaysia, New Zealand, and Singapore.

Serial/Patent #	Title	Description
15/685,975 and U.S. Pat. No.: 10,464,668	Variable Geometry Thruster	A propulsion system coupled to a vehicle. The system includes a diffusing structure and a conduit portion configured to introduce to the diffusing structure through a passage a primary fluid produced by the vehicle. The passage is defined by a wall, and the diffusing structure comprises a terminal end configured to provide egress from the system for the introduced primary fluid. A constricting element is disposed adjacent the wall. An actuating apparatus is coupled to the constricting element and is configured to urge the constricting element toward the wall, thereby reducing the cross-sectional area of the passage. ***Issued Patent(s)** United States (1 Issued) ***Pending Applications** United States; Australia, Brazil, Canada, People's Republic of China, European Patent Convention; Hong Kong, India, Israel, Japan, Republic of Korea, Malaysia, New Zealand, and Singapore.

FG:54292107.3

Serial/Patent #	Title	Description
15/786,894	Winglet Ejector Configurations	An ejector system for propelling a vehicle. The system includes a diffusing structure and a duct coupled to the diffusing structure. The duct includes a wall having openings formed therethrough and configured to introduce to the diffusing structure a primary fluid produced by the vehicle. An airfoil is positioned within the flow of the primary fluid through the openings to the diffusing structure. ***Issued Patent(s)** United States (1 Allowed, it should issue shortly) ***Pending Applications** United States (Continuation to be filed); Brazil, Canada, People's Republic of China, European Patent Convention; India, Israel, Japan, Republic of Korea, and Malaysia.

Serial/Patent #	Title	Description
D887,950 D868,627	Flying Car	The ornamental design for a flying car. ***Issued Design Patents** United States (2), also granted in Canada and Australia ***Pending Application** Europe Patent Convention

Serial/Patent #	Title	Description
16/033,197	Gimballed Augmentation Shroud	A system for enhancing the thrust produced by an aircraft propulsion element having a propulsion fluid outlet includes a shroud element having an inlet, an outlet and a diffusing section positioned between the shroud element inlet and shroud element outlet. The shroud element is coupled to the aircraft such that the diffusing section is positioned directly downstream of the propulsion fluid outlet. At least one actuator is operable to rotate the shroud element about a first transverse axis of the shroud element and a second transverse axis of the shroud element. ***Pending Application** United States

Serial/Patent #	Title	Description
16/680,479 16/681,555	Adaptive Vertical Take-Off and Landing Propulsion System	A propulsion system for an aircraft includes a plenum having an intake port and an output port. A fan is coupled to a motor configured to power the fan, and the powered fan is configured to compress ambient air entering the intake port. One or more ejectors are fluidically coupled to the plenum via one or more valves. A nozzle is disposed within the output port and includes a set of vanes. The system operates in a first configuration in which the nozzle vanes are closed and the compressed ambient air exits the plenum only through the one or more valves into the one or more ejectors. The system operates in a second configuration in which the one or more valves are closed, the nozzle vanes are open and the compressed ambient air exits the plenum only through the output port. ***Pending Applications** United States (2) and Patent Cooperation Treaty

17

Serial/Patent #	Title	Description
D856,898 D856,899	Flying Car	The ornamental design for an airframe for an unmanned aerial vehicle. ***Issued Design Patents** United States (2), also granted in the EPC, Canada and Australia

Serial/Patent #	Title	Description
16/673,514	Internal Combustion Engine Exhaust Pipe Fluidic Purger System	An internal combustion engine includes an exhaust conduit having an exhaust port fluidically coupled to ambient fluid and having an internal cross-sectional area and an engine cylinder fluidically coupled to the exhaust conduit. A fluidic amplifier is disposed within the exhaust conduit and is fluidically coupled to the engine cylinder. The amplifier is further fluidically coupled to a source of primary fluid and is configured to introduce the primary fluid and at least a portion of fluid from the engine cylinder to the exhaust port. ***Pending Application** United States (1)

Serial/Patent #	Title	Description
17/056,374	Combination Compressed-Fluid Ejector and Propeller Propulsion System	A propulsion system includes a source of compressed fluid, at least one thruster in fluid communication with the source, at least one turbine in fluid communication with the source and coupled to a propeller, and an apparatus for selectively providing the compressed fluid to one or both of the at least one thruster and the at least one turbine. ***Pending Applications** United States, Australia, Brazil, Canada, People's Republic of China, European Patent Convention; India, Israel, Japan, and the Republic of Korea.

Serial/Patent #	Title	Description
Filed Q4 2020	Fluidic Turbo Heater System	A heating system is configured to produce heated fluid. The system includes a source of primary fluid, a diffusing structure comprising an outlet structure out of which the heated fluid flows, at least one conduit coupled to the source and the diffusing structure and configured to introduce to the diffusing structure the primary fluid, and an intake structure coupled to the diffusing structure and configured to introduce to the diffusing structure a secondary fluid accessible to the system. The heated fluid includes the primary and secondary fluids. ***Pending Applications** United States and Patent Cooperation Treaty (PCT).

Serial/Patent #	Title	Description
Filed Q4 2020	Streamline Airframe with Boundary Ingestion Fluidic Propulsive Elements	A vehicle includes a main body and at least one wing coupled to the main body. A source of compressed fluid is coupled to the main body. The vehicle further includes first and second thrusters, each said first and second thruster having an intake structure and each said first and second thruster in fluid communication with the source. The first thruster is coupled to the main body and the second thruster is coupled to the at least one wing. The first and second thrusters are positioned, when in a first configuration, such that at least a portion of a boundary layer produced due to motion of the vehicle is ingested by the intake structures of the first and second

18

Serial/Patent #	Title	Description
		thrusters. The vehicle further includes a system for selectively providing the compressed fluid to the first and second thrusters. ***Pending Applications** United States, Australia, Canada, People's Republic of China, European Patent Convention; Israel, Japan, and the Republic of Korea.

Serial/Patent #	Title	Description
29/676,779	NOZZLE	The ornamental design for a nozzle. ***Allowed Design Patent** United States

This representative list is current as of 22 April 2021.

Further details are available upon request.

Jetoptera has not abandoned any of its U.S. applications without at least filing a co-pending continuation. Jetoptera might abandon (or not convert into a regular non-provisional application) one or more of its pending provisional applications.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5628155	IC 012. US 019 021 023 031 035 044. G & S: Drones	Trademark	06/05/15	12/11/18	United States
88237285	IC 007. US 013 019 021 023 031 034 035. G & S: Aircraft engines	Trademark	12/20/18	Pending	United States
88237308	IC 009. US 021 023 026 036 038. G & S: Automated self-contained electronic surveillance devices that can be deployed to gather evidence or intelligence in remote locations	Trademark	12/20/18	Pending	United States
88237328	IC 039. US 100 105. G & S: Freight transportation by air; transport of persons and goods	Service Mark	04/30/19	Pending	United States
88237414	IC 042. US 100 101. G & S: Custom design and engineering of drones and propulsion technology for drones	Service Mark	04/30/19	Pending	United States
88237433	IC 045. US 100 101. G & S: Providing reconnaissance and surveillance services	Service Mark	12/20/18	Pending	United States

FG:54292107.3

Governmental/Regulatory Approval and Compliance

The Company is subject to aviation regulations in domestic and, eventually, international markets. Both the propulsion system and airframe will require certification for manned operations. This a relatively well understood process, and the Company plans on such certification with the help of propulsion and airframe partners. The area of unmanned aircraft systems (UAS) is in a state of regulatory flux. Below 55 lbs. (25 kg internationally), there is less regulation and no need for certification. Beyond 55 lbs., and for commercial operations, the rules are evolving. The Company is targeting the military market first and due to our contract successes, there is a very high probability of further progress in obtaining ATO's, or "authority to operate" which is akin to a pre-FAA certification prototype testing phase. It is our intent to continue the prescribed DoD certification path in accordance with a successful prototype to initial operational capability, then to fully operational capability which also enables an Airworthiness Release partly supported by the DoD.

Litigation

No lawsuits have been filed against the Company. One suit has been threatened by Mike Bartlett of American Aerospace Engineering LLC. The Company regards this threatened suit to be frivolous and immaterial and the Company will defend against it vigorously if filed.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andrei Evulet

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, President, and CTO, 06/01/2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jetoptera, Co-founder, CTO, and President, 2015 – Present
CEO, 08/31/2020 – Present

Educational Background
PhD, Mechanical and Aerospace Engineering, Rutgers University
MS, Aerospace and Propulsion Systems Engineering, Polytechnic Institute of Bucharest BS, Engineering, Manchester University

Name

Denis Dancanet

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 06/01/2015 – 08/31/2020

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jetoptera, Co-founder, 2015 – Present
CEO, 06/01/2015 – 08/31/2020

Educational Background

PhD, Computer Science, Carnegie Mellon University
BS, Computer Science, Mathematics, Philosophy, University of Pennsylvania

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Todd Newton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

VP Business Development, 06/17/2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Collins Aerospace, Director Business Development, 2016 – 2019

Educational Background

BA, Political Science, Government, Oregon State University

Name

Simina Farcasiu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO, Secretary, Treasurer 06/01/2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jetoptera, Co-founder, CFO, Secretary, and Treasurer 2015 – Present

Educational Background

PhD, Westfield College, University of London
BA, Princeton University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Washington.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Series A Preferred Stock
Amount authorized	5,500,000
Amount outstanding	5,500,000
	The holders of Series A Preferred Stock shall have the same voting rights as the holders of Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the Series A Preferred Stock shall vote together as a single class on all matters. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held, and each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted. In addition, so long as at least 1,000,000 shares of Preferred Stock are outstanding, consent of at least a majority of the then outstanding shares of Preferred Stock is required for or to: (i) alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock; (ii) increase or decrease (other than by conversion) the total number of authorized shares of Series A

Voting Rights	Preferred Stock; (iii) compensation and other benefits to be paid to members of the executive management team, employees, independent contractors and consultants; (iv) a merger, consolidation, liquidation or winding up of the Company or sale of all or substantially all of the Company's assets; (v) issuance of debt or equity securities by Company (excluding debt issued for short-term working capital needs not to exceed $10,000); (vi) repurchases or redemptions of debt or securities by Company (except in the case of repurchase of securities owned to terminated employees); (vii) registrations of Company securities under the Securities Act or the granting of registration rights of such securities unless the Shares issued to Series A Preferred Stock Investor are afforded the same registration rights; (viii) reclassification, reorganization or recapitalization of the outstanding equity of the Company; (ix) pledging of Company assets; (x) amendments to the Certificate of Incorporation or the Bylaws of Company except as otherwise provided in the Bylaws; or (xi) adoption or amendment to any Company stock option, stock grant or warrant plan.
Anti-Dilution Rights	First offer rights for any shares of capital stock, other than those issued: (i) in connection with acquisitions, mergers, equipment leases, or bank financings approved by the Board, (ii) to directors, officers, employees, advisors or consultants under option or equity incentive plans approved by the Board, (iii) to the public in an underwritten public offering, (iv) common stock issuable upon a stock split, stock dividend, or any subdivision of shares of common stock, (v) in connection with the exercise or conversion of exercisable or convertible securities, (vi) to an entity as a component of a business relationship with the Company.

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered Series A Preferred Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders. Other than what is listed above, there is no special power to limit, dilute, or qualify the Crowd Note.

Type of security	Common Stock
Amount authorized	12,500,000
Amount outstanding	5,555,014
Voting Rights	Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.
Anti-Dilution Rights	No special rights.

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders. Other than what is listed above, there is no special power to limit, dilute, or qualify the Crowd Note.

Type of security	Options
Amount authorized	1,228,340
Amount outstanding	122,840
Voting Rights	Options are for common stock. Same voting rights, anti-dilution rights, and effect on Crowd Note as above assuming such Options are exercised and converted into common stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company increases the number of shares reserved in its equity incentive plan and issues equity to new or existing employees or service providers.

Type of Security	Convertible Notes (June 2018 Offering)
Amount outstanding	$907,993.23 in principal plus accrued interest
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	July 14, 2021
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.
Other material terms	In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price

that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis.

In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis.

If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder.

In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

Type of security	Convertible Notes (November 2018 Offering)
Amount outstanding	$680,040.77 in principal plus accrued interest
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	December 3, 2021
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.
Other material terms	Same as Convertible Notes (June 2018 Offering) described above.

Type of security	Convertible Notes (Subsequent Closing to November 2018 Offering)
Amount outstanding	$60,137.39 in principal plus accrued interest
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	February 28, 2022
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.
Other material terms	Same as Convertible Notes (June 2018 Offering) described above.

Type of security	Convertible Notes (Subsequent Closing to November 2018 Offering)
Amount outstanding	$299,075.69 in principal plus accrued interest
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	March 22, 2022
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.
Other material terms	Same as Convertible Notes (June 2018 Offering) described above.

Type of security	Convertible Notes (Subsequent Closing to November 2018 Offering)
Amount outstanding	$585,180.68 in principal plus accrued interest
Interest rate and payment schedule	9%

Describe any collateral or security	None
Maturity date	June 24, 2022
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.
Other material terms	Same as Convertible Notes (June 2018 Offering) described above.

Type of security	Convertible Notes (September 2019 Offering)
Amount outstanding	$2,012,671.80 in principal plus accrued interest
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	Depending on the Note, either: September 25, 2021, September 29, 2021, or January 6, 2022,
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.
Other material terms	Same as Convertible Notes (June 2018 Offering) described above.

In addition to the Convertible Notes, the Company has the following debt outstanding:

Type of debt	Line of Credit
Name of creditor	Chase Business Card
Amount outstanding	$38,984.23
Interest rate and payment schedule	16.74% APR
Payment schedule	Payment is made monthly.
Other material terms	None

Type of debt	Legal Fees Payable
Name of creditor	Foster Garvey PC
Amount outstanding	$666,472.40
Interest rate and payment schedule	12% APR
Payment schedule	Payment is made on a as needed basis.
Other material terms	None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note #1	3	$750,000.00	General funds, R&D, execution of company milestones	07/14/18	Rule 506(b)
Convertible Note #2	5	$1,350,000.00	General funds, R&D, execution of company milestones	12/03/18	Rule 506(b)
Convertible Note #3	8	$1,950,000.00	General funds, R&D, execution of company milestones	09/25/19	Rule 506(b)
CrowdNotes	$232,326.71	$232,326.71	General funds, R&D, execution of company milestones	02/19/20	Regulation CF

The Company has currently reserved 10% of all authorized Common Stock of the Company as an equity incentive plan option pool for future employees. The allocation of these securities will be determined upon the hiring of new employees.

Ownership

A majority of the Company is owned by the founders: Denis Dancanet, Andrei Evulet, and Simina Farcasiu.

Below the beneficial owners of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	No. and Class of Securities Now Held	Percentage Owned Prior to Offering
Denis Dancanet	313,578 Shares of Common Stock	52.6%
	5,500,000 Shares of Series A Preferred Stock	

The Company has a Voting Agreement dated May 31, 2017 ("Voting Agreement"). Pursuant to the Voting Agreement among the Company and the existing stockholders of the Company, Denis Dancanet, as the current holder of the Series A Preferred Stock, and Andrei Evulet, as a founder and a holder of Common Stock, are each granted certain rights to designate the members of the Company's Board of Directors. All of the existing stockholders of the Company have agreed to vote their shares in the Company for such designees. The current Board of Directors of the Company consists of Denis Dancanet, as the Series A Director, and Andrei Evulet, as the Founder Director.

The Company also has a Stockholders Agreement dated May 31, 2017 ("Stockholders Agreement"). Pursuant to the Stockholders Agreement among the Company and the existing stockholders of the Company, stockholders of the Company are subject to existing rights of first refusal in favor of the Company and the holders of stock in the Company on a pro-rata basis to participate in transfers of stock for value (with customary exceptions for transfers in connection with estate planning). This right will terminate immediately prior to the IPO or an acquisition of the Company.

In addition, the Company has an Investors' Rights Agreement dated May 31, 2017 ("Investors' Rights Agreement"). Pursuant to the Investors' Rights Agreement among the Company and the existing stockholders of the Company, stockholders who hold at least 5,000,000 shares of Series A Preferred Stock retain a right of first offer with respect to future sales by the Company of its capital stock. Denis Dancanet currently holds such right of first offer. Furthermore, any stockholder of the Company who holds at least 500,000 shares of the capital stock of the Company is entitled to periodically receive the Company's financial statements and inspection rights of the Company's books and records.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We hope to have revenues from several programs with the U.S. military. We also hope to have revenues from teaming agreements with defense aerospace companies. Depending on the amount and timing of revenues, we may not need further financing. However, there is uncertainty about the timing and amount of revenues from the U.S. military and defense companies. Our challenges are continuing to innovate and expand our patent portfolio, executing on building fluidic propulsion systems of increasing size with partners providing the source of compressed air (the gas generator and turbo compressor), partnering with airframe makers to produce initially unmanned and later manned aircraft, and working with both propulsion and airframe partners for certification as that becomes necessary.

While the Company does not expect to achieve profitability in the next 12 months, we hope to achieve the following milestones: (i) securing funding with a first contract from both the U.S. Army and U.S. Air Force, (ii) obtaining funding from a teaming agreement with at least one defense aerospace company, (iii) completing the 350 lb. - class fluidic propulsion system, (iv) building and demonstrating the J-330 aircraft, and (v) obtaining a contract from the US Army for providing the fluidic propulsor for Paragrine LLC's powered parafoil JPADS system. We formed a partnership with Honeywell Aerospace to serve military markets by modification of their APU systems to work with the FPS and we have completed the conceptual design for the collaboration with GE Aviation for demonstrating a large turbo-propeller conversion to prove scalability Due to COVID restrictions to travel to the Czech Republic, the GE Aviation project has been suspended until further notice.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

- We will continue the build of the 350 lb. - class propulsion system. We are developing the core that supplies the compressed air with a contractor. The work is structured into two phases: (i) airframe design – nearly completed, with an all-electric version legacy propulsion scheduled to fly by the end of 2021 and (ii) a fully integrated engine test and dynamic performance verification for implementation into the airframe, scheduled for early 2022. We have pivoted to a contractor that has already an engine design available that fits the need of the aircraft. Upon completion, we will combine this engine with our thrusters into a 350 lb.-class fluidic propulsive system and fit it on the airframe of the aircraft. We will owe approximately $100,000 at the completion of phase (ii) in Q4 of 2021 and another $70,000 at the beginning of the next phase in Q1/Q2 of 2022.
- We have contracted with two companies for the development and demonstration of the J-330 airframe using at first legacy propulsors for flight dynamics (VTOL and Conventional Flight plus autonomy testing.) We will owe approximately $60,000 to the contractor in Q3 of 2021 once the airframe flight test is completed.
- We have approximately $150,000 in additional expenses from our patent portfolio, as existing US filings reach the one year mark. Additionally, we are in the process of choosing international locations for patent filings.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Andrei Evulet
Relationship to the Company	Co-founder, CEO, CTO, President
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	Loan
Benefits or compensation received by Company	Continued employment and productivity of inventor behind Company's patents.
Description of the transaction	Promissory note, dated March 10, 2016, as amended from time to time, in the total principal amount of $100,000, with no interest owed other than 5.0% interest upon default, and maturity date of January 15, 2022, owed by the related person to the Company.

Property, Goods or Services

Related Person/Entity	John P. Hawkins
Relationship to the Company	Spouse of Simina Farcasiu, Co-founder, CFO
Total amount of money involved	$8,000.00
Benefits or compensation received by related person	Payment for services
Benefits or compensation received by Company	Design services
Description of the transaction	The Company purchased design services from the related person.

Securities

Related Person/Entity	Denis Dancanet
Relationship to the Company	Co-founder
Total amount of money involved	$3,550,000.00
Benefits or compensation received by related person	313,578 shares of Common Stock; 5,500,000 shares of Series A Preferred Stock; and convertible notes in an amount of $3,197,583.22 in outstanding principal plus accrued interest thereunder as of April 30, 2021.
Benefits or compensation received by Company	Funding
Description of the transaction	Investment in the Company

Related Person/Entity	Simina Farcasiu
Relationship to the Company	Co-founder, CFO
Total amount of money involved	$150,000.00
Benefits or compensation received by related person	103,138 shares of Common Stock
Benefits or compensation received by Company	Funding
Description of the transaction	Investment in the Company

Related Person/Entity	Richard Black
Relationship to the Company	Attorney to the Company
Total amount of money involved	$25,006.16
Benefits or compensation received by related person	A convertible note of $25,006.16 pursuant to the terms of the September 2019 Offering.
Benefits or compensation received by Company	Funding
Description of the transaction	Investment in the Company.

Related Person/Entity	Foster Garvey PC
Relationship to the Company	Law firm to the Company
Total amount of money involved	$125,000.00
Benefits or compensation received by related person	A convertible note of $125,000 pursuant to the terms of the September 2019 Offering has been proposed, and is currently unsigned, between the Company and Foster Garvey PC in exchange for accounts payable owed to Foster Garvey, which note and corresponding reduction in accounts payable are currently reflected on the Company's balance sheet.
Benefits or compensation received by Company	Funding
Description of the transaction	Investment in the Company.

Intellectual Property

Related Person/Entity	John P. Hawkins
Relationship to the Company	Spouse of Simina Farcasiu, Co-founder, CFO
Total amount of money involved	$0.00
Benefits or compensation received by related person	Named inventor of Internal Combustion Engine Intake Power Booster System patents (15/654,621, 15/654,630)
Benefits or compensation received by Company	Patent rights for Internal Combustion Engine Intake Power Booster System patents (15/654,621 & 15/654,630) were assigned to the Company.
Description of the transaction	Co-inventor on patent application

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Andrei Evulet, certify that the financial statements of Jetoptera, Inc. included in this Form are true and complete in all material respects.

DocuSigned by:

244358EDAE8849A...

(Signature)

Name: Andrei Evulet
Title: CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

244358EDAE8849A...

(Signature)

Name: Andrei Evulet
Title: Director
Date: April 30, 2020

DocuSigned by:

313D2A16EDDA4DE...

(Signature)

Name: Denis Dancanet
Title: Director
Date: April 30, 2020

35

EXHIBIT A

Financial Statements

JETOPTERA, INC.

Unaudited Financial Statements For The Years Ended December 31, 2020 and 2019

Jetoptera, Inc.

Profit and Loss
January - December 2020
(Unaudited Financial Statements)

	TOTAL
Income	
16500 Reimbursed Expenses Income	**39,590.95**
49000 Interest Income	33.46
50000 Income from Trade Shows	100,000.00
Total Income	**$139,624.41**
GROSS PROFIT	**$139,624.41**
Expenses	
60200 Automobile Expense	50.00
60300 Advertising and Marketing	18,581.82
60400 Bank Service Charges	25.00
60500 Credit Card Service Charges	768.00
61700 Computer and Internet Expenses	5,481.06
62500 Dues and Subscriptions	117.48
63000 Subscriptions and membership dues for civic, service, professional, trade organizations	-278.00
63300 Insurance Expense	**47,396.31**
63400 Interest Expense	337,489.56
63500 Miscellaneous Expense	5,054.13
64302 Meals & Entertainment (50% ded	3,839.18
64900 Office Supplies	4,025.24
65000 Prototype Expenses	**95,920.76**
66000 Payroll Expenses	**416,316.35**
66100 Postage and Mailing Expense	112.32
66700 Professional Fees	**272,224.48**
67000 Registration fees	820.00
67100 Rent Expense	36,076.00
67200 Repairs and Maintenance	47.96
68000 Shipping and Postage Expense	0.00
68050 Software License Expense	2,261.49
68400 Travel Expense	29,337.52
70000 Sales Tax	2,080.00
Uncategorized Expense	167.60
Total Expenses	**$1,277,914.26**
NET OPERATING INCOME	**$ -1,138,289.85**
Other Income	
12002 Forgiveness Debt Income	41,667.00
Total Other Income	**$41,667.00**
NET OTHER INCOME	**$41,667.00**
NET INCOME	**$ -1,096,622.85**

Jetoptera, Inc.

Profit and Loss

January - December 20l B

(Unaudited Financial Statements)

	TOTAL
Income	
16555 In0eRei 0Income	1bur s
d ncE0exoR8e9 Income	r ,. 64u5s
To0Et Income	**f r ,a15u41**
S h Oww l h O$IT	f r ,a15u41
2 GPeni ei	
a5F55 A9veRpi pmx En9 g ERMe0pmx	r a, . . auF5
a5155 k EnMweRvpce 8 BERxei	a51uF5
ar s55 8 omPC0eREn9 In0eRne02 GPeni ei	. ,1ssu5F
a4. 55 7 Cei En9 wCDi cRP0poni	6,aabuFa
aFF55 Ini CREnce 2 GPeni e	F1,bF. uF4
aF155 In0eRei 02 GPeni e	r b. ,45sur 5
aF. 55 g pi cettEneoCi 2 GPeni e	F,511u 1
a1F54 g eEti z 2n0eRtEpnmen0-. 5& 9e9	a,Fb5ur s
a1655 O((pce wCPPtpei	1r bur r
a. 555 l R0o0%Pe 2 GPeni ei	. Fa,. 4Fu4F
aa555 l E%Rott 2 GPeni ei	15F,5sbub6
aar 55 l oi 0Exe En9 g Etpmx 2 GPeni e	a51u5r
aas55 l R(ei i ponEt $eei	. 4F,sbr u56
aab55 l RpnOpnx En9 h ePR9Cc0pon	F. r uba
as555 h expi 0RE0pon (eei	4a5u55
asr 55 h en02 GPeni e	FF,. b. u55
ab5. 5 wo(0y ERe Lpceni e 2 GPeni e	r ,. 5bu F
ab155 TREvet 2 GPeni e	. 6,F1suFF
To0Et 2 GPeni ei	**f r ,b4r ,4Fr ur s**
U2 T OI 2 h ATIUS IU8 Og 2	f N,br 6,. 65u6F
O0BeR2 GPeni ei	f 1,. aau55
U2 T OTH2 h IU8 Og 2	f N,. aau55
U2 T IU8 Og 2	f N,b41,r . au6F

Jetoptera, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited Financial Statements)

	Total
ASSETS	
Current Assets	
Bank Accounts	$ 720,939.28
Accounts Receivable	29,927.00
Total Current Assets	**$ 750,866.28**
Fixed Assets	-$ 3,315.92
Other Assets	
17100 Capitalized Development Expense	704,392.94
17200 Capitalized Patent Expense	441,955.69
18000 Notes Receivable	100,000.00
Total Other Assets	**$ 1,246,348.63**
TOTAL ASSETS	**$ 1,993,898.99**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$ 261,776.24**
Credit Cards	$ 36,821.93
Other Current Liabilities	
Notes Payable	$ 4,270,658.87
Interest Payable	$ 295,166.50
Total Current Liabilities	**$ 4,864,423.54**
Long-Term Liabilities	
26017 Conv. Note MicroVentures	232,326.71
Total Long-Term Liabilities	**$ 232,326.71**
Total Liabilities	**$ 5,096,750.25**
Equity	
30100 Capital Stock	555.00
30300 Additional Paid in Capital	3,292,736.81
30400 Preferred Stock	550.00
30900 APICA	131,682.19
30905 APICA-- Stock Issuance Costs	-388,081.78
32000 Retained Earnings	-5,043,670.63
Net Income	-1,096,622.85
Total Equity	**-$ 3,102,851.26**
TOTAL LIABILITIES AND EQUITY	**$ 1,993,898.99**

Jetoptera, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited Financial Statements)

		Total
ASSETS		
Current Assets		
Bank Accounts	$	57,163.23
16200 Foster Pepper Escrow Account		125,000.00
Total Current Assets	**$**	**182,163.23**
Fixed Assets	-$	3,315.92
Other Assets		
17100 Capitalized Development Expense		704,392.94
17200 Capitalized Patent Expense		434,791.69
18000 Notes Receivable	$	100,000.00
Total Other Assets	**$**	**1,239,184.63**
TOTAL ASSETS	**$**	**1,418,031.94**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		666,472.40
Credit Cards	$	48,617.26
Other Current Liabilities		
Interest Payable	$	209,170.69
Notes Payable	$	2,500,000.00
Total Other Current Liabilities	**$**	**2,709,170.69**
Total Current Liabilities	**$**	**3,424,260.35**
Total Liabilities	**$**	**3,424,260.35**
Equity		
30100 Capital Stock		555.00
30300 Additional Paid in Capital		3,292,736.81
30400 Preferred Stock		550.00
30900 APICA		131,682.19
30905 APICA-- Stock Issuance Costs		-388,081.78
32000 Retained Earnings		-3,219,513.70
Net Income		-1,824,156.93
Total Equity	**-$**	**2,006,228.41**
TOTAL LIABILITIES AND EQUITY	**$**	**1,418,031.94**

Jetoptera, Inc.
Statement of Cash Flows
January - December 2020
(Unaudited Financial Statements)

	Total
OPERATING ACTIVITIES	
Net Income	-1,096,622.85
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-29,927.00
Foster Pepper Escrow Account Appplication	125,000.00
Accounts Payable	-404,696.16
Chase Credit Cards Transactions	-11,795.33
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 321,418.49
Net cash provided by operating activities	-$ 1,418,041.34
INVESTING ACTIVITIES	
Capitalized Patent Expense	-7,164.00
Net cash provided by investing activities	-$ 7,164.00
FINANCING ACTIVITIES	
Convertible Notes Interest	85,995.81
Convertible Notes Issuance	2,002,985.58
Net cash provided by financing activities	$ 2,088,981.39
Net cash increase	$ 663,776.05
Cash at beginning of 2020	57,163.23
Cash at end of 2020	$ 720,939.28

Jetoptera, Inc.
Statement of Cash Flows
January - December 2019
(Unaudited Financial Statements)

		Total
OPERATING ACTIVITIES		
Net Income		-1,824,036.38
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Payroll Escrow Account		100,000.00
Foster Pepper Escrow Account		-125,000.00
Accumulated Amortization		3,316.00
Accounts Payable		598,062.63
Credit Cards Transactions		41,280.69
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	617,659.32
Net cash provided by operating activities	-$	1,206,377.06
INVESTING ACTIVITIES		
Capitalized Patent Expense		-52,612.19
Net cash provided by investing activities	-$	52,612.19
FINANCING ACTIVITIES		
Convertible notes interest		173,814.53
Convertible Notes Issuance		1,200,000.00
APICA		131,682.19
APICA-- Stock Issuance Costs		-388,081.78
Retained Earnings		3,044.54
Net cash provided by financing activities	$	1,120,459.48
Net cash increase for period	-$	138,529.77
Cash at beginning of period		195,693.00
Cash at end of period	$	57,163.23

Thursday, Apr 29, 2021 12:21:58 PM GMT-7

Jetoptera, Inc
Statement of Changes to Shareholders' Equity
For the Years Ended December 31, 2019 and 2020
(Unaudited Financial Statements)

	Common Stock Number	Amount	Preferred Stock Number	Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2018	5,554,014	555	5,500,000	550	3,292,737	(3,272,203)	21,639
Net Income					(203,710)	(1,824,157)	
Balance at December 31, 2019	5,554,014		5,500,000		3,089,027	(5,096,360)	(2,006,228)
Net Income						(1,096,623)	
Balance at December 31, 2020						(6,192,983)	(3,102,851)

JETOPTERA, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Jetoptera, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company operates as an engineering company in the aerospace industry.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates in a pre-revenue stage, experiencing net losses in 2019 and 2020.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. To address this concern, the company plans to raise additional funds through various means to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April, 2022 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

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The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books are comprised of patents and corresponding legal expenses to secure the patents company developed in prior years and will be tested for impairment in following years to come.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in March 2023. Future minimum payments due are as follows:

2020-2021 - $2,900 per month
2021-2022 - $3,050 per month
2022-2023 - $3,200 per month

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense

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ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Accounts Payable

Approximately $5,440 of payments to Foster Garvey during 2020 are still held in trust by Foster Garvey to be applied to third-party costs (such as foreign patent filing fees and annuities) on Company's behalf.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

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In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, Balance Sheet Classification of Deferred Taxes, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—Revenue from Contracts with Customers (Topic 606), or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, Leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-based Payment Accounting, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2019 and 2020, the company issued a series of convertible notes for the purpose of funding continuing operations ("the Convertible Notes"). The notes accrue interest at the rate of 9% per annum which is payable at a future date to be determined by management. In 2019, holders of Convertible Notes with an aggregate original principal amount of $2,100,000 extended their maturity, capitalizing interest; in 2020 holders of Convertible Notes with an aggregate original principal amount of $1,550,000 extended their maturity, capitalizing interest. The Company capitalized interest of approximately $209,171 in 2019 and $306,655 in 2020 related to the Convertible Notes.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option- pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.